Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

OptioLend, Inc.
470 W Broad St #1081
Columbus, OH 43215
https://www.optiolend.com/

Up to $1,070,000.00 in Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: OptioLend, Inc.
Address: 470 W Broad St #1081, Columbus, OH 43215
State of Incorporation: DE
Date Incorporated: March 05, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 214,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $250.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives and Bonuses*</u>

Time-Based:

Friends and Family: Invest within the first 72 hours and receive 15% bonus shares.

Super Early Bird: Invest within the next 72 hours and receive 10% bonus shares.

Early Bird Bonus: Invest within the next 7 days and receive 5% bonus shares.

Amount-Based:

<u>Tier 1 ($500+)</u>

Invest $500 or more and receive 3% bonus shares + 10% off of any fee incurred when using Optiolend.

<u>Tier 2 ($1,000+)</u>

Invest $1,000 or more and receive 5% bonus shares + 15% off of any fee incurred when using Optiolend.

<u>Tier 3 ($5,000+)</u>

Invest $5,000 or more and receive 15% bonus shares + 20% off of any fee incurred when using Optiolend.

<u>Tier 4 ($10,000+)</u>

Invest $10,000 or more and receive 20% bonus shares + 30% off of any fee incurred when using Optiolend.

Tier 5 ($25,000+)

Invest $25,000 or more and receive 25% bonus shares + 40% off of any fee incurred when using Optiolend.

Tier 6 ($50,000+)

Invest $50,000 or more and receive 30% bonus shares + 50% off of any fee incurred when using Optiolend.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

OptioLend, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00 / share, you will receive 10 additional shares, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

OptioLend, Inc. is a C-Corporation organized under the laws of the state of Delaware that allows borrowers to access a marketplace of over 5,000 commercial real estate lenders. Based on the loan application, the borrower is matched with a curated list of lenders as determined by an AI-powered algorithm. The Company's business model consists of earning origination fees ranging from .25-2 points. Our service currently accommodates borrowers, lenders, and referral partners based in the Continental United States.

Reasons to Invest

Traction - Optiolend has received loan applications totaling over 1 billion since its

launch.

Social Proof - Optiolend's founding team has previously built two multi-million dollar businesses in real estate technology within the last decade.

Results - Optiolend is currently averaging borrowers a savings of 40 basis points per loan.

Team - Optiolend's founding team has already built two multi-million dollar businesses in real estate technology within the last decade. The engineering team has worked for IBM, Lendingtree, and Paypal.

Corporate History

OptioLend, Inc. was initially organized as Realscore LLC, a Delaware limited liability company on March 5, 2019, changed its name to OptioLend LLC, and later converted to Delaware corporation on October 21, 2021.

OptioLend, Inc. is currently operating in the pre-revenue stage of development.

Intellectual Property

The Company owns the optiolend.com website & its matching algorithm. The Company also owns the email deployment engine we use for outreach and cold email engagement to other brokers/property owners. The Company owns our email databases, totally over 144,716 contacts of brokers/property owners.

Competitors and Industry

Macro Economics

In the last 10 years, the volume of commercial real estate transactions completed has gone from $145B in 2010 to $643.79B in 2021. (Source: NAR Economist Outlook Dec 23, 2021)

Real estate technology is sometimes referred to as “RE Tech” or “PropTech.” The real estate industry may have been historically resistant to change, but that stubbornness is passing. In the first half of 2019 alone, venture capitalists and angel investors poured $12.9 billion into real estate startups. (Source: Feldman Equities)

According to Crunchbase data, 125 venture-backed companies in the real estate industry group were acquired in 2021, the highest amount in the past five years. That consolidation is expected to continue, especially as legacy players look to add PropTech software companies to their portfolio.

To emphasize the current size of this developing ecosystem, PropTech today has the same funding size as Fintech did back in 2013. And given Fintech’s growth of 44.8% (CAGR) since then, the prospects for PropTech are strong. (Source: Deloitte)

Adoption of Technology

Commercial real estate owners are becoming more comfortable and in some cases reliant on technology. This is evidence by Fundrise and Cadre being valued at over 1 billion each, and Altus's recent acquisition of Reonomy for $200M.

Major Competitors *(Provided by Pitchbook November 1st, 2021)*

Lev

Provider of commercial real estate finance advisory services and developer of real estate financing platform intended to find and close loans for property transactions.

HQ Location: NY, NY

Total Raised: $42.44M

Post Valuation: N/A

Last Financing: $30M/2021

Peer Street

Developer of a real estate investing platform designed to help users invest in real estate debt.

HQ Location: Nashville, TN

Total Raised: $112.63M

Post Valuation: $330M

Last Financing: $2.03M/2021

CommLoan

Provider of a commercial lending platform designed to match commercial mortgage borrowers with available loan products.

HQ Location: Scottsdale, AZ

Total Raised: $3.85M

Post Valuation: $11.59M

Last Financing: $1.2M/2020

Stacksource

The operator of an online real estate platform designed to offer commercial real estate loans. The company's platform offers a network of capital providers including banks, credit unions, life insurance companies, and debt funds, enabling real estate investors to obtain better financing for their real estate investments.

HQ Location: Newark, NJ

Total Raised: $3.6M

Post Valuation: $13.8M

Last Financing: $2.3M/2021

<u>**Why Optiolend**</u>

Optiolend's competitive advantage is represented in two categories:

1. Focus on matching

2. Unique ability to scale customer acquisition

<u>**Focus on Matching**</u>

Optiolend focused on building out a UX that allows end-users to quickly and efficiently get their lender match. Instead of trying to monetize several components of the loan placement, Optiolend is singularly focused on the lender match. This shrinks the number of user inputs needed to get to the match, thereby allowing the user to get a list of lenders in under 12 minutes.

<u>**Scaled customer acquisition**</u>

Population

Our previous venture helped us build meaningful relationships with over 10,000 commercial real estate brokers, plus we have an additional 100,000 broker emails that we emailed regularly distribute property listings to.

Technology

Our custom-built email technology allows us to scale outreach at a rate well beyond the competition. Prior to Optiolend, our founding team used this same technology to send over 1 billion emails annually on behalf of brokers and owners with tremendous engagement metrics.

Current Stage and Roadmap

<u>**Current Stage**</u>

Optiolend currently has a commercially viable web app that has the back-end capacity to scale to over 1 million users. Optiolend is currently receiving loan applications, and the algorithm and tech are currently matching lenders to borrowers.

<u>**Road Map**</u>

Operations

One of the largest goals is going to be gaining users' adoptions amongst lenders. Optiolend aims to have at least 2,000 lenders actively using their portal within 12 months. Active in this case means viewing deals directly in their deal portal. The goal is to create a behavior.

Acquisition

Optiolend plans on further expanded paid media, email marketing, and broker outreach based on the signals of success we achieved in our initial testing phase.

Technology

Optiolend's initial development is complete & the website is fully functional to match borrowers/properties with lenders via our matching algorithm. The next phases of development will include additional machine learning traits and an API to allow faster decisions and communications between lenders & borrowers.

The Team

Officers and Directors

Name: Richard Geisenfeld

Richard Geisenfeld's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: March 05, 2019 - Present
  Responsibilities: As the CEO, Rick is responsible for developing quarterly "Objective Key Results" that will inform the actions and initiatives for lender relations, marketing, sales, and back-end office support. As Optiolend scales, Rick will be responsible for the recruiting and management of a CRO, CMO, and additional financial advisors, and head of operations. Once $500k of net investment has been realized, the salary will be $80k per year.

- **Position:** Director
  Dates of Service: March 05, 2019 - Present
  Responsibilities: Directors are responsible for controlling, managing, and directing the affairs of a company.

Other business experience in the past three years:

- **Employer:** Capital Commercial Partners
  Title: Licensed Commercial Real Estate Broker
  Dates of Service: January 01, 2002 - Present
  Responsibilities: Brokerage. Richard is winding down his duties at Capital Commercial Partners with the intention of dedicating 100% of his time to

Optiolend by September of 2022.

Name: Michael Kesner

Michael Kesner's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer
  Dates of Service: March 05, 2019 - Present
  Responsibilities: As the CTO, Michael leads product development, recruiting, and technology maintenance. Once $500k of net investment has been realized, the salary will be $80k per year.

- **Position:** Secretary
  Dates of Service: March 05, 2019 - Present
  Responsibilities: Corporate filings, reports, and records.

- **Position:** Director
  Dates of Service: March 05, 2019 - Present
  Responsibilities: Directors are responsible for controlling, managing and directing the affairs of a company.

- **Position:** Chief Financial Officer
  Dates of Service: March 09, 2019 - Present
  Responsibilities: As the CFO, Michael is responsible for cash flow, financial planning, and financial allocation to various departments.

Other business experience in the past three years:

- **Employer:** PropertyCampaign, LLC
  Title: Member
  Dates of Service: January 01, 2008 - Present
  Responsibilities: I act as a consultant for PropertyCampaign, LLC. This amounts to an average of 10 hours per month.

Other business experience in the past three years:

- **Employer:** PropertySend, LLC
  Title: Member
  Dates of Service: January 01, 2012 - Present
  Responsibilities: I act as a consultant for PropertySend, LLC. This amounts to an average of 10 hours per month.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12

months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the commercial real estate lending industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or

operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants of one type of service, providing a commercial real estate lending platform. Our revenues are therefore dependent upon that market.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and

will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Optiolend, Inc. was initially formed in March 5, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Optiolend, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our platform of providing commercial real estate borrowers with additional resources and access to capital is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the

Company’s performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
GKS Holdings, LLC (Richard Geisenfeld 33.33%, Michael Kesner 33.33%, and Elliot Schneier 33.33%)	1,830,000	Common Stock	91.5%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 214,000 of Common Stock.

Common Stock

The amount of security authorized is 3,000,000 with a total of 2,000,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another

crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $190,000.00
  Number of Securities Sold: 2,000,000
  Use of proceeds: Product development
  Date: November 01, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including

those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Optiolend did not have revenue for 2019 & 2020 but began generating revenue in 2021. Our monthly burn at minimum expenses is $1,000/month to keep the website online, our AWS/email outreach active, and our CRM which keeps the website fully functional.

Foreseeable major expenses based on projections:

Marketing costs:

- Google PPC, Linkedin PPC, Social, Retargeting, email data costs.

Operations:

- New hires, administrative backend support, capital advisors.

Future operational challenges:

Challenge: Lender compliance.

Approach: Optiolend is allocating funds to build out a lender relation team that is 100% focused on working directly with lenders to handle technical onboarding as well as managing all aspects of lender relations.

Challenge: Technological adoption.

Approach: Optiolend is allocating funds to build out a lender relation team that is 100% focused on working directly with lenders to handle technical onboarding as well as managing all aspects of lender relations.

Challenge: Scaling backend administrative support.

Approach: Optiolend has identified the key backend support functions and will staff accordingly.

Future challenges related to capital resources:

Challenge: Pricing competition on paid media.

Approach: While price competition is a meaningful challenge for any business acquiring users online, we have identified a marketing partner who has accomplished the following (based on their data):

- Surpassed third-party Lead Generation Channels in Revenue Production by ~400%

- Increased overall Website Conversion Rate by ~200%

- Increased Backlinks from high domain rank and authority sites by ~200%

- Increased high-quality inbound consumer Website Traffic by ~350%

- Exceeded Quarterly Goal by ~30%, achieved the goal in ~60% of the time allowed

- Installed 6-Month Content Production System to exceed all Competitors' Content Library

- Managed $6M/yr PPC Advertising Budget, positioned all PPC Accounts to scale to $1M/mo

- Recruited and Trained team of in-house marketers to manage Design, Content, Social, Email

- Partnered with leading Agencies to scale efficiently while owning strategy in-house

- Implemented Agile Project Management for all Brand and Performance Marketing initiatives

Challenge: Rising customer acquisition costs.

Approach: This would be the same as above.

Future milestones and events:

Challenge: Profitability in customer acquisition at scale.

Approach: Our acquisition team was able to create a number 5 position in the highly competitive residential mortgage digital space.

Challenge: Lender adoption of portal.

Approach: Recognizing adoption challenges, our lender relations team will be focused on transitioning lenders to engage with our portal as intended.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 31, 2021, the Company has access to capital resources available in the form of $500,000 from personal shareholders and company cash on hand of approximately $5,200.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Optiolend believes the funds from this campaign are not critical to company operations.

Optiolend is a very lean business as it pertains to true "hard costs." Our monthly costs (including hosting, marketing technology, and the sales CRM) are under $3,000/month.

This campaign is primarily to add marketing dollars to the appropriate channels. We have already spent money to develop a hierarchy marketing spend.

High Cost/Fast ROI

- LinkedIn cost per click (image and video-based ads)

- Email sequence campaigns driving to custom landing pages

- Google cost per click (image, text, and banner ads)

- Facebook cost per click (image, text, and banner ads)

Medium Cost/Medium ROI

- Affiliate Marketing

- Partnerships

- NL Sponsorships

Low Cost/Slow ROI

- Podcast Sponsorships

- SEO

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds with this campaign will expedite the growth of this company; however, they are not necessary to keep Optiolend solvent or profitable. Whether the funds from this campaign are necessary for the viability of the company is dependent on the final raise amount achieved. At $500K, the funds are necessary for viability because the funds will match the Company's funds. However, if the Company raises $1M, that will be 2X the Company's funds currently on hand and not as necessary to viability.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company will be able to operate for at least 24 months if the minimum funding

goal is raised, based on its current burn rate. The minimum monthly burn rate to keep the system running is approximately $1,000 per month.

How long will you be able to operate the company if you raise your maximum funding goal?

Based on the Company's forecasted spend, the Company can operate for 9 months at $0 revenue. The Company's burn rate for 12 months is $66,024 with $0 revenue.

<u>Monthly Expenses</u>

Marketing: $12,900

Google Ads: $10,000

Linkedin Ads: $10,000

Email Marketing: $400

Sponsored Ads: $2,500

Staff (Salary, Payroll Taxes, and Benefits): $22,524

Lender Relations Manager: $5,000

Officer 1: $6,666

Officer 2: $6,666

Contractors: $17,500

Lead Engineer: $7,500

Marketing Agency: $10,000

Office Operations: $13,100

Reonomy: $5,000

Attom Data: $3,500

AWS: $800

Mailgun: $300

Hubspot: $3,500

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company's goal is to use this raise to build a scalable and profitable business. At this point, Optiolend has no current plans to raise additional funding beyond what is indicated within this campaign.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $10,000,000.00

Valuation Details:

The factors used to determine Optiolend's valuation break down into three categories: team, technology, and current traction.

Team: Optiolend's team has scaled multiple technology companies up well into ten-figure run rates. The engineering team has built large complex systems that can support users in the millions. One of our investor/advisor groups owns in excess of 3 billion dollars of commercial real estate.

Technology: Optiolend has built a robust scalable technology using a combination of an algorithm and learning AI. The valuation reflects the commercial value of the algorithm, data mapping, and AI.

Traction: Optiolend has already received over $500M+ in loan applications. This type of traction reflects a business nearly raising a Series A round. Optiolend became revenue positive in 2021 and currently continues to see MOM growth.

<u>In Market Comparables</u>

Name: Stacksource

Description: Operator of an online real estate platform designed to offer commercial real estate loans.

HQ: Newark, NJ

Total Raised: 3.6M

Post Valuation: 13.8M

Name: CommLoan

Description: Prover of commercial real estate lending platform designed to match commercial mortgage borrowers with available loan products.

HQ: Scottsdale, AZ

Total Raised: 3.85M

Post Valuation: 11.59M

Name: Lev

Description: Provider of commercial real estate finance advisory services and developer of real estate financing platform intended to find and close loans for property transactions.

HQ: New York, NY

Total Raised: 42.4M

Post Valuation: 150M

The Company set its valuation internally without a formal third-party independent valuation. This pre-money valuation was calculated on a fully diluted basis. The Company currently only has one class of stock, no outstanding options or warrants, and no outstanding convertible securities.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  60.0%
  We brought on the former SVP of marketing that enabled a top #5 mortgage lender to scale predictably and profitably using demand generation. He joined that company pre-funding and supported the team through its $1B valuations and Series A Funding. Most of our funds will go to multi-channel paid media, affiliate partnerships, and SEO content creation.

- *Company Employment*
  15.0%
  We will be building out our lender relation team. The goal is to continue to have timely data and access to all of the lenders in our database. Along of our technology, this team will ensure continuity of communication with lending sources.

- *Research & Development*

11.5%
Our engineering team will continue to iterate on our matching technology. The goal is to use data learnings to more tightly curate the borrower to lender matches.

- *Working Capital*
  10.0%
  The working capital will be used to support all business units. This includes the cost to support the technology, sales team, and lender relations team.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  42.0%
  Marketing will be broken down into three categories: paid media, team, and earned media (SEO and PR). The estimated total monthly cost will be $35,400/month. This cost will ramp up based on returns.

- *Operations*
  16.0%
  Operations will include all of the support, sales, and marketing software required to run the business. The estimated total cost will be $13,100/month.

- *Research & Development*
  9.0%
  R&D will include the cost of our future engineering team. The engineer will cost an estimated $7,500/month.

- *Company Employment*
  27.0%
  Company employment includes two officers as well as a lender relations specialist. The monthly cost will be an estimated $22,514/month.

- *Working Capital*
  2.5%
  The company will maintain a small working capital account to be used for future hires, marketing costs, and additional unforeseen expenses.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.optiolend.com/ (https://www.optiolend.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/optiolend

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR OptioLend, Inc.

[See attached]

OptioLend Inc.

(a Delaware Corporation)

Unaudited Financial Statements

Period of March 5, 2019 (Inception) through

December 31, 2020

Reviewed by:

TaxDrop

TaxDrop LLC

A New Jersey CPA Company

Financial Statements

OptioLend Inc.

Table of Contents

TaxDrop
CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

December 6, 2021

To: Board of Directors of OptioLend Inc.
Attn: Richard Geisenfeld, CEO

Re: 2020 and 2019 Financial Statement Review

We have reviewed the accompanying financial statements of OptioLend Inc. (the "Company"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019 and the related statements of income, equity, and cash flows for the period of March 5, 2019 (Inception) through December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of OptioLend Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

OptioLend Inc.
BALANCE SHEET
Years Ended December 31, 2020 and 2019
(Unaudited)

ASSETS	2020	2019
Current Assets		
Cash and cash equivalents	18,345	3,452
Total Current Assets	**18,345**	**3,452**
Fixed Assets		
Web Development	205,190	184,046
Accumulated Amortization	-	-
Total Fixed Assets	**205,190**	**184,046**
Total Assets	**223,535**	**187,498**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	-	3,396
Total Current Liabilities	**-**	**3,396**
Long-Term Liabilities		
Accrued Interest- Convertible debt	8,425	3,411
Convertible Debt	50,000	50,000
Total Long-Term Liabilities	**58,425**	**53,411**
Total Liabilities	**58,425**	**56,807**
Stockholders' deficit		
Members' Contributions	187,457	135,699
Retained Earnings	(22,347)	(5,008)
Total Stockholders' Deficit	**165,110**	**130,691**
Total Liabilities and Stockholders' Deficit	**223,535**	**187,498**

OptioLend Inc.
INCOME STATEMENT
Years Ended December 31, 2020 and 2019
(Unaudited)

	2020	2019
Revenues	-	-
Cost of revenues	-	-
Gross Profit	**-**	**-**
Operating Expenses		
General and administrative	3,385	1,677
Advertising and Promotion	9,320	-
Legal and professional	278	-
State Tax	300	-
Total Operating Expenses	**13,283**	**1,677**
Other Income		
Other income/(expense)	958	80
Total Other Income	958	**80**
Other Expense		
Interest Expense	5,014	3,411
Total Other Expense	5,014	3,411
Net Income (Loss)	**(17,339)**	**(5,008)**

OptioLend Inc.

STATEMENT OF MEMBERS EQUITY

For Period March 5, 2019 (Inception) to December 31, 2020

(Unaudited)

	Member Units	Members Contributions	Retained Earnings	Total Members' Equity
Balance as of March 5, 2019 (Inception)	-	-	-	-
Issuance of Member Units	9,500,000	135,699	-	135,699
Net Income (Loss)	-	-	(5,008)	(5,008)
Balance as of December 31, 2019	**9,500,000**	**135,699**	**(5,008)**	**130,691**
Issuance of Member Units	250,000	51,758		51,758
Net Income (Loss)	-	-	(17,339)	(17,339)
Balance as of December 31, 2020	**9,750,000**	**187,457**	**(22,347)**	**165,110**

See accompanying notes to the financial statements

OptioLend Inc.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2020 and December 31, 2019
(Unaudited)

	2020	2019
Cash Flows from Operating Activities		
Net Income (Loss)	(17,339)	(5,008)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Interest Expense	5,014	3,411
Changes in operating assets and liabilities:	-	-
Increase (Decrease) in accounts payable	(3,396)	3,396
Net cash provided by (used in) operating activities	**(15,721)**	**1,799**
Cash Flows from Investing Activities		
Web Development	21,144	(184,046)
Net cash used in investing activities	**21,144**	**(184,046)**
Cash Flows from Financing Activities		
Issuance of Convertible Debt	-	50,000
Issuance of Member Units	51,758	135,699
Net cash used in financing activities	**51,758**	**185,699**
Net change in cash and cash equivalents	**57,181**	**3,452**
Cash and cash equivalents at beginning of period	3,452	-
Cash and cash equivalents at end of period	**60,633**	**3,452**

OPTIOLEND, INC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019

NOTE 1 – NATURE OF OPERATIONS

OptioLend Inc. (which may be referred to as the "Company", "we," "us," or "our") is an online platform for commercial real estate lenders and borrowers to connect easily. The Company was formed in Delaware on March 5, 2019 under the name Realscore, LLC. On January 1, 2021 the Company amended the name of the entity to OptioLend, LLC. As of October 21, 2021 the Company filed a certificate of conversion from a limited liability company to a corporation: the name of the corporation is OptioLend, Inc. The Company's headquarters are in Columbus, Ohio.

Since inception, the Company has relied on contributions from owners to fund its operations. As of December 31, 2020, the Company had not yet launched to users and will likely incur losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had 18,345 and $3,452 of cash on hand, respectively.

Fixed Assets

Fixed assets exist in the form of web development. Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2020 as it did not have any operations.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020, the unrecognized tax

benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. As of December 31, 2020 and 2019, the Company had recognized zero revenue.

Advertising

The Company expenses advertising costs as they are incurred. Such costs approximated $12,716 and $0, respectively, for the years ended December 31, 2020 and 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – Loans

Convertible Notes

In 2019 the Company issued $50,000 of unsecured convertible notes (the "Notes") due any time on or after July 1, 2019. The Notes are automatically convertible into common units on the completion of an equity offering of $500,000 or more. The conversion price is the lesser of 50% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to $.40/unit. No Notes have been converted as of December 31, 2019 and 2020. As of December 31, 2020 and December 31, 2019 the Company had $50,000 in convertible notes outstanding and $11,836 and $3,411 accrued interest, respectively.

NOTE 4 – EQUITY

The Company authorized a total of 10,000,000 units. In 2019, the Company issued 9,500,000 in exchange for $135,699. As of December 31, 2019, the Company had 9,500,000 units issued and outstanding. In 2020, the Company issued an additional 250,000 units in exchange for $51,758. As of December 31, 2020 9,750,000 units issued and outstanding. See note 8 for corporate conversion.

NOTE 5 – INCOME TAX PROVISION

The Company has filed its income tax return for the period ended December 31, 2019 and will be filing the December 31, 2020 return, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company was taxed as a partnership and will be taxed as a corporation moving forward (see Note 1 and 8 on corporate conversion).

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company. The Notes are due on the Maturity Date with accrued interest if the Notes do not convert prior to the maturity date.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2019 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Convertible Note Conversion

On October 13, 2021, the Company converted the initial $50,000 convertible note and related accrued interest in 2019 into 250,000 common units of the company.

Conversion to a Corporation

On October 13,2021, the Company converted from a Delaware limited liability compnay into a Delaware corporation. The corporation is named OptioLend, Inc. The Compnay has the authority to issues 3,000,000 shares of common stock, par value $0.0001. As part of the conversion, each five units of the compnay converted into one share of common stock of the resulting corporation.

The Company initially started in 2019 as Realscore LLC, then converted in January 1, 2021 into OptioLend LLC, and then finally into OptioLend Inc. in October of 2021. OptioLend Inc. has a total of 2,200,000 shares issued and outstanding as of October 2021.

Anticipated Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through StartEngine. The Intermediary will be entitled to receive a 6-8% commission fee in this offering.

Management's Evaluation

Management has evaluated subsequent events through December 6, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

OptioLend

Where Data Meets Dealflow


OptioLend
Welcome to Commercial Real Estate Financing 2.0

Website | Columbus, OH | REAL ESTATE

OptioLend is an online marketplace that connects commercial real estate borrowers with a community of over 5,000 lenders. Our proprietary AI driven algorithm provides a simple, efficient process for borrowers to find the perfect financing for their individual needs.

$0.00 raised

0 Investors	$10M Valuation
$5.00 Price per Share	$250.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	25 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Optiolend saves borrowers an average of 80 basis points by reinventing how lenders and borrowers connect.
- In our first 6 months, Optiolend has received loan applications totaling over half a billion dollars.
- The founding team has previously built and operated two multi-million dollar real estate technology companies in the last decade.

OVERVIEW

A Smart Platform for Commercial Real Estate Lenders and Borrowers

OptioLend allows commercial real estate borrowers to rapidly access over 5,000 lenders. The borrower simply enters in information about the project, and OptioLend's AI powered technology will output a customized list of lenders most suited for them.


We're
REVOLUTIONIZING
commercial real estate
financing

Early on, we recognized that our proprietary technology is only part of the solution – we needed people who could execute our vision. Our team is made up of a combination of large scale real estate owners and brokers alongside chief architects and data scientists from IBM and Lendingtree.

In addition, OptioLend has employed some of the top capital advisors from around the country to assist with every step of the process.

OptioLend is already launched and our technology is prepared to support substantial scale. Join us as we harness the growth of the commercial real estate industry.


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Privacy - Terms

THE PROBLEM

A Lack of Access to Lenders

In real estate, the cost of unfavorable loan terms can determine the overall outcome of an investment. Despite the thousands of lenders out there, the average commercial real estate borrower only has 2.5 lending relationships.


The current lending system BREAKS in THREE PLACES
1
Lack Of Access
to the larger universe of lenders robs borrowers of any leverage.
2
Time Requirements
Researching, sourcing, and submitting loan packages with multiple lenders is incredibly time-consuming, and time kills deals
3
Poisonous Incentives
Real estate agents are typically incentivized to steer borrowers to a specific lender rather than finding the best deal for them

These issues cost borrowers billions in aggregate simply because they aren't sourcing the best loan.

THE SOLUTION

A Streamlined Process for Optimal Financing

At OptioLend, we specifically focused on solving the access problem by creating a platform connecting commercial real estate borrowers to over 5,000 lenders.

We provide an efficient and economical option for the end user. With our proprietary algorithm and data driven approach, OptioLend can match borrowers and lenders with tremendous accuracy.

We designed a simple, efficient process to connect borrowers and lenders:



1. Borrowers submit one streamlined loan application.

2. They then get matched to the best lenders at the right time using our algorithm.

3. They are able to receive and evaluate offers within a highly secure portal

4. Borrowers can then negotiate ideal loan terms, or use one of our capital advisors to negotiate on their behalf.

5. And then, they close the perfect financing!

To generate revenue, OptioLend is paid an origination fee from the lender.

Rapid Growth and Enthusiastic Adoption


Since our launch, we have hit these
MILESTONES
5,000+
lenders and criteria mapped
Algorithm built & tested
With Over 400
actual loan applicants
Over $1 Billion
in loan value currently in our underwriting process
Most recent loan closed
Saved 100 Basis Points
from the original quote

* source

Unlike competitors who are trying to charge fees for every step of the process, OptioLend's model was designed with the borrower in mind.


COMPETITION
X
StackSource
Value Proposition: shop multiple lenders with a single application
Weakness: No actual automation on the application process
X
CBRE
Value Proposition: Traditional mortgage broker. The direct affiliation with a high-volume brokerage provides CBRE capital with significant deal flow.
Weakness: Tethered to CBRE deals
X
MERIDIAN CAPITAL GROUP
Value Proposition: Boutique mortgage broker that takes on large institutional clients
Weakness: Application process is time consuming with little automation

Read a selection of testimonials from our many satisfied customers here:



> "OptioLend's ability to get deals in front of multiple lenders quickly helps ensure that borrowers are getting the best terms possible, and we expect this breakthrough technology to be extremely alluring to borrowers and brokers across the country."
>
> David Schottenstein,
> Schottenstein Family Office

*This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success

The Market

A Booming Industry with Unfilled Needs

In the last ten years, the volume of commercial real estate transactions completed in the United States has grown from $145 billion to $643 billion.

In the last 24 months over 5 million transactions have taken place with an average sale price of $874,903.


There are over
2.5 MILLION PROPERTIES
traded every year
mostly engaging through online listings

Why Invest

Optimizing the Real Estate Industry

Similar to other marketplace lending platforms such as Lendio and Lendingtree, OptioLend is uniquely positioned to take meaningful market share in our $643 billion industry.

What sets us apart is that we have the team that can pull it off. Our leadership has built technology companies valued in the hundreds of millions, guided four meaningful exits, and raised from some of Silicon Valley's top VCs.

With our proprietary algorithm and over $500 million in loan value currently in our underwriting process, we are ready to grow.


Join us as we SOAR PAST the
ACCESS LIMITATIONS OF THE PAST
to help REVOLUTIONIZE
the commercial real estate industry

In the Press

SHOW MORE

Meet Our Team



Richard Geisenfeld

CEO & Director

Rick is the founder of Capital Commercial Partners. Rick comes from a multi-generational real estate family who helped develop shopping centers and apartments throughout the Midwest.

Prior to launching CCP, Rick was one of the top investment specialists in the Midwest for Marcus and Millichap.

Rick is an active investor and advisor in several real estate technology startups.



Michael Kesner

CTO, CFO, Secretary, and Director

Michael is a serial entrepreneur and the founder of three notable real estate technology companies. In total, Michael has built two multi-million dollar ventures in real estate technology within the last decade.



Elliot Schneier

Advisor

Elliot is the co-founder and COO of Startups.com. He has held leadership positions in e-commerce, commercial investments, manufacturing, and alternative finance. Elliot helps lead business development and operations at Startups.com



Ed Wienecke

Capital Advisor

Edward comes from a background in real estate investing and small to mid-size business consulting, management, and financing. He played an integral role in starting and establishing several small businesses and was responsible for significant growth and revenue generation, including two Inc 500 fastest growing company recognitions.

Edward has an extensive background in developing and implementing marketing plans as well as direct advertising campaigns. He specializes in structuring Joint Ventures and Partnerships. He has a Bachelor of Science Degree with a focus in marketing from Stevenson University, Maryland, formerly Villa Julie College.



Craig Cecilio

Advisor

Craig Cecilio is the Founder, CEO of DiversyFund. DiversyFund Imagines a world where Everyone has an Equal Opportunity to Build Wealth. Our mission is to break down the barriers that keep most Americans from investing like the privileged, well-connected, and wealthiest 1% in our country. Our platform allows access to Private Markets where everyday investors have the opportunity to participate through fractional investing with a minimum investment amount of $500.00. The American Dream should be available to everyone, regardless of socioeconomic status. That's why we founded DiversyFund.

Offering Summary

Company	:	OptioLend, Inc.
Corporate Address	:	470 W Broad St #1081, Columbus, OH 43215
Offering Minimum	:	$10,000.00
Offering Maximum	:	$1,070,000.00
Minimum Investment Amount (per investor)	:	$250.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	2,000
Maximum Number of Shares Offered	:	214,000
Price per Share	:	$5.00
Pre-Money Valuation	:	$10,000,000.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family: Invest within the first 72 hours and receive 15% bonus shares.

Super Early Bird: Invest within the next 72 hours and receive 10% bonus shares.

Early Bird Bonus: Invest within the next 7 days and receive 5% bonus shares.

Amount-Based:

Tier 1 ($500+)

Invest $500 or more and receive 3% bonus shares + 10% off of any fee incurred when using Optiolend.

Tier 2 ($1,000+)

Invest $1,000 or more and receive 5% bonus shares + 15% off of any fee incurred when using Optiolend.

Tier 3 ($5,000+)

Invest $5,000 or more and receive 15% bonus shares + 20% off of any fee incurred when using Optiolend.

Tier 4 ($10,000+)

Invest $10,000 or more and receive 20% bonus shares + 30% off of any fee incurred when using Optiolend.

Tier 5 ($25,000+)

Invest $25,000 or more and receive 25% bonus shares + 40% off of any fee incurred when using Optiolend.

Tier 6 ($50,000+)

Invest $50,000 or more and receive 30% bonus shares + 50% off of any fee incurred when using Optiolend.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

OptioLend, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00 / share, you will receive 10 additional shares, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Vendor payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Campaign Video

[No audio]

Overview Section Video

Commercial real estate borrowers have an access problem.

There are currently over 5,000 viable commercial real estate lenders.

However, the average commercial borrower has only 2.5 lending relationships.

So, why does access matter? After testing nearly 100 commercial real estate transactions. We found that simply going from 2 to 10 lender applications saved an average of 80 basis points on interest rates. The lack of access gives borrowers limited selection on potential loans.

At Optiolend, we're here to change that. We're a team of experienced technologists, commercial real estate brokers, and large-scale owners.

Here's how it works. The borrower submits an application through our portal. Based on the information in the application, the algorithm will match you with over 10 viable lenders.

The algorithm will feed your inputs into a dynamic database of over 5,000 lenders. This includes deal size, asset type, geography, risk tolerance, dry powder, among other criteria.

After the match takes place, the borrower simply selects their favorite lenders. And with a click of a button, finishes the application process.

The borrower then gains access to their own highly secure deal portal. As final loan quotes come in, they will automatically populate in the portal. The borrower will be alerted via email, in real-time, every time a new quote enters their portal.

At Optiolend, we appreciate that technology isn't a 100% solution. With that, each borrower gets access to their own funding consultant that can help with anything from term negotiation to lender correspondence.

Optiolend - where data meets deal flow. For more information, visit us at optiolend.com

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.